UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

TOWER SEMICONDUCTOR LTD.
(Exact name of registrant as specified in its charter)

ISRAEL	000-24790	N/A
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation or organization)	File Number)	Identification No.)

Ramat Gavriel Industrial Park, P.O. Box 619,
Migdal Haemek, Israel	2310502
(Address of principal executive offices)	(Zip Code)

Nati Somekh
Telephone: +972-4-650-6109
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this Form is being filed, and provide the period to which the information in this Form applies:

☒  Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.

☐  Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended.

SECTION 1 – CONFLICT MINERALS DISCLOSURE

Item 1.01. Conflict Minerals Disclosure and Report.

Conflict Minerals Disclosure

This Specialized Disclosure Report on Form SD (“Form SD”) of Tower Semiconductor Ltd. for the year ended December 31, 2025 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”). Unless the context indicates otherwise, “Tower,” “we,” “us” and “our” refers to Tower Semiconductor Ltd. and its consolidated subsidiaries as of December 31, 2025. This Form SD and the conflict minerals report, filed as Exhibit 1.01 hereto, are publicly available on our website at https://ir.towersemi.com/financial-information/sec-filings.

The content of any website referred to in this Form SD is included for general information only and is not incorporated by reference into this document.

Item 1.02. Exhibit.

The Conflict Minerals Report required by Item 1.01 of Form SD is filed as Exhibit 1.01 to this Form SD.

SECTION 2 – RESOURCE EXTRACTION ISSUER DISCLOSURE

Item 2.01. Resource Extraction Issuer Disclosure and Report.

Not applicable.

SECTION 3 – EXHIBITS

Item 3.01. Exhibits.

Exhibit 1.01 – Conflict minerals report for the reporting period January 1, 2025 to December 31, 2025, as required by Items 1.01 and 1.02 of this Form SD

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Tower Semiconductor Ltd.
(Registrant)

By: /s/ Nati Somekh	May 29, 2026
Nati Somekh
Senior Vice President, Chief Legal Officer and Corporate Secretary